Exhibit 99.4

James Hardie WE WELCOME YOUR QUESTIONS QUESTION FORM We want to make it easy for as many James Hardie shareholders as possible to ask questions of the Company’s Directors. Please use the other side of this form to send us any questions you would like answered at the Annual General Meeting to be held on Thursday, 11 August 2016, in Dublin, Ireland. We believe this process will make it easier for more shareholders to have questions answered, whether or not they can attend the meeting. You will also be able to ask questions from the ?oor at the meeting or through the teleconference facility. We will attempt to answer as many questions as possible in the addresses by the Chairman and the CEO. If we receive a large number of questions from holders, we may not be able to reply individually. Please use this form even if you will be attending the meeting. To return this form to us, please: Fax this form by Tuesday, 9 August 2016 to: (02) 9251 9805 or +61 2 9251 9805 OR Mail this form by Friday, 5 August 2016: using the Business Reply Envelope enclosed OR Email this form by Tuesday, 9 August 2016 to: investor.relations@jameshardie.com.au PLEASE PROVIDE YOUR DETAILS BELOW: Holder’s name: Address: Security Holder Reference Number or Holder Identi?cation Number:

SECURITY HOLDER REFERENCE NUMBER OR HOLDER IDENTIFICATION NUMBER: QUESTION(S):